UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1) *

PATCH INTERNATIONAL INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

703012 30 2
(CUSIP Number)

Dean M. Smurthwaite, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications)

May 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
1	NAMES OF REPORTING PERSONS MICHAEL VANDALE I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,175,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,175,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,175,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                                                     2 OF 5
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 703012 30 2                                             Page 3 of 5

Item 1.   Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Shares, $0.001 par value, of Patch International Inc. (the “Issuer”).  The Issuer’s principal executive offices are located at Suite 300, 441 – 5th Avenue S.W., Calgary, Alberta, Canada T2P 2V1.

Item 2.   Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Michael Vandale.

Mr. Vandale beneficially owns shares of the Issuer’s common stock in his own name.

Mr. Vandale is a citizen and resident of Canada.  Mr. Vandale’s business address is Suite 300, 441 – 5th Avenue S.W., Calgary, Alberta, Canada T2P 2V1.

Mr. Vandale is principally employed as the Chairman of the Board of Directors of the Issuer.

During the last five years, Mr. Vandale has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Mr. Vandale acquired shares of the Issuer’s common stock from various sources.  On December 15, 2006, Mr. Vandale received 2,325,000 shares of Series A Preferred Stock of the Issuer’s wholly-owned subsidiary (the “Exchangeable Shares”) that are exchangeable for 2,325,000 shares of the Issuer’s common stock in exchange for his shares of Damascus Energy Inc. (“Damascus”) pursuant to the Share Exchange Agreement executed by the Issuer for the acquisition of Damascus.  Mr. Vandale’s Exchangeable Shares have voting rights equivalent to 2,325,000 shares of the Issuer’s common stock.

In addition, on December 15, 2006, Mr. Vandale received options to purchase 1,250,000 shares of common stock at $1.20 per share exercisable until December 15, 2011 for his services as an employee of the Issuer.  Mr. Vandale also acquired 100,000 shares of common stock upon the exercise of previously outstanding stock options that he acquired while working as an officer of the Issuer’s subsidiary.

On May 3, 2007, Mr. Vandale sold 250,000 Exchangeable Shares for nominal consideration.

On May 17, 2007, Mr. Vandale voluntarily cancelled 750,000 options to purchase common stock at $1.20 per share exercisable until December 15, 2011 without receiving any consideration.  Furthermore, on May 17, 2007, the Issuer revised the vesting terms of Mr. Vandale’s remaining 500,000 options to purchase common stock at $1.20 per share such that they vest in three annual instalments on December 15, 2007, 2008, and 2009.  Therefore, Mr. Vandale’s beneficial ownership no longer includes his 500,000 options because such options are not exercisable into shares of common stock within 60 days of the filing of this schedule.

There have been no acquisitions or dispositions of the Issuer’s common shares made by Mr. Vandale within the last 60 days.

CUSIP No. 703012 30 2                                             Page 4 of 5

Item 4.   Purpose of Transaction.

(a)	Mr. Vandale is holding his shares of the Issuer for investment purposes but may transfer or sell the shares as necessary, and may acquire additional shares (in his own name or through other entities).

Except as provided herein, Mr. Vandale does not have any other present plans or proposals that relate to or would result in:

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of assets of the Issuer or any subsidiary thereof;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter or bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Vandale will continue to review his investment in the Issuer and reserves the right to change his intentions with respect to any or all of such matters.

Item 5.   Interest in Securities of the Issuer.

(a)	As of September 26, 2007, Mr. Vandale owned beneficially 2,175,000 (6.0%, based upon 34,025,724 shares outstanding) of the Issuer’s common shares. Mr. Vandale’s beneficial ownership includes:

(i)	100,000 shares of common stock; and
(ii)	2,075,000 shares of Series A Preferred Stock of the Issuer’s wholly-owned subsidiary that are exchangeable for 2,075,000 shares of the Issuer’s common stock.

(b)	Mr. Vandale has the sole power to vote and to dispose of 100,000 of the Issuer’s common shares and 2,075,000 Exchangeable Shares.

(c)
During the prior 60 days, Mr. Vandale did not have any transactions in the shares of the Issuer, other than as described above in Item 3.  See “Item 3. Source and Amount of Funds or Other Consideration.”

CUSIP No. 703012 30 2                                             Page 5 of 5

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common shares held by Mr. Vandale.

(e)	As of September 15, 2007, Mr. Vandale continues to be the beneficial owner of more than five percent of the outstanding common shares of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

1286664 Alberta Ltd., a private Alberta company owned and controlled by Mr. Vandale, serves as the trustee pursuant to two Exchange and Voting Trust Agreements.  The first was entered into to implement the voting rights associated with 9,426,489 Exchangeable Shares issued to the shareholders of Damascus.  See Item 3 for additional discussion of this transaction.  Under the Exchange and Voting Trust Agreement, a trust was created for the benefit of the Damascus shareholders that exchanged their Damascus shares for the Exchangeable Shares.

Under the second Exchange and Voting Trust Agreement, 1286664 Alberta Ltd. exercises the voting rights associated with 500,000 issued to the shareholders of 1289307 Alberta Ltd.  Under this Exchange and Voting Trust Agreement, a trust was created for the benefit of the 1289307 Alberta Ltd. shareholders that exchanged their 1289307 Alberta Ltd. shares for the Exchangeable Shares pursuant to a Share Exchange Agreement whereby the Issuer acquired 1289307 Alberta Ltd.

As trustee, 1286664 Alberta Ltd. votes as a proxy for the holders of the Exchangeable Shares, expressing the voting preferences of the underlying holders.

Item 7.   Material to be Filed as Exhibits.

Exchange and Voting Trust Agreement among Patch International Inc., Patch Energy Inc., 1286664 Alberta Ltd., and the shareholders of Damascus Energy Inc. dated December 15, 2006.  Attached to Mr. Vandale’s Schedule 13D filed April 17, 2007.

Exchange and Voting Trust Agreement among Patch International Inc., Patch Energy Inc., 1286664 Alberta Ltd., and the shareholders of 1289307 Alberta Ltd. dated January 16, 2007.  Attached to Mr. Vandale’s Schedule 13D filed April 17, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 27, 2007	By: /s/Michael S. Vandale
Michael S. Vandale